March 24, 1994

Time Warner Inc.
75 Rockefeller Plaza
New York, New York 10019

Atari Games Corporation
675 Sycamore Drive
Milpitas, California 95035


               Re: Registration Rights


Greetings:

     This letter sets forth the agreement between our companies regarding registration rights relating to shares of Common
Stock of Atari Corporation ("Atari Corp."), par value $.01 per share (the "Common Stock") sold pursuant to:

               (i) the Stock Purchase Agreement of even date herewith by and between Time Warner Inc. ("Time Warner") and Atari Corp. (the "Time Warner Stock Purchase
     Agreement"); and

               (ii) the Stock Purchase Agreement of even date herewith by and between Atari Games Corporation ("Atari
     Games") and Atari Corp. (the "Atari Games Stock Purchase
     Agreement").

     Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Agreement among Tramel Technology, Ltd. (now re-named Atari Corporation), Atari Inc. (then a subsidiary of Warner Communications Inc.) and Jack Tramiel dated July 1, 1984 (the "Tramel Agreement").

     The parties hereto acknowledge and agree that all shares of Common Stock of Atari Corp. that Time Warner and Atari Games (or their permitted assignees) shall acquire pursuant to the Time Warner Stock Purchase Agreement or the Atari Games Stock Purchase Agreement (or by permitted assignment thereunder), shall be deemed to be included in the Newco Shares covered by the registration rights provisions contained in Section 3 of the Tramel Agreement and Time Warner and Atari Games and their permitted assignees shall be entitled to exercise such rights as provided therein. All matters relating to any such registration, including without limitation, allocation of expenses and indemnification, shall be governed by the provisions of Section 3 of the Tramel Agreement and Atari Corp. acknowledges and agrees that it shall be subject to all obligations of Newco under such Section 3 with respect to all such Atari Corp. shares of Common Stock.


     IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be executed as of March 24, 1994.


                                        ATARI CORPORATION


                                        By:/s/Leonard Schrieber
                                           Name:  Leonard Schrieber
                                           Title: General Counsel, Director
                                                  and Authorized Signatory

                                        TIME WARNER INC.


                                        By:/s/Peter R. Haje
                                           Name: Peter R. Haje
                                           Title: Executive Vice President


                                        ATARI GAMES CORPORATION


                                        By:/s/Dennis Wood
                                           Name: Dennis Wood
                                           Title: Senior Vice President

                                 EXHIBIT 4(D)


1. The Company has issued a 5-1/4% Convertible Subordinated Debenture due 2002. $43,454,000 of the bonds are outstanding and 2,666,846 shares of Common Stock are issuable upon conversion under the terms of the Indenture. The Company is currently considering the conversion of the outstanding debentures into Common Stock which may require the issuance of additional Common Shares as a result of lower conversion price.

2.   The Company has outstanding as of December 31, 1993
1,193,120 Stock Options under its Amended 1986 Stock Option Plan.